                                                                    EXHIBIT 99.2

                          [FORM OF PURCHASE AGREEMENT]

                               PURCHASE AGREEMENT

     THIS PURCHASE AGREEMENT (this "AGREEMENT") is made as of the 6th day of
August, 2007, by and between Metalink Ltd. (the "COMPANY"), a company organized under the laws of the State of Israel, with its principal offices at Yakum
Business Park, Yakum 60972, Israel, and the purchaser whose name and address is set forth on the signature page hereof (the "PURCHASER").

     IN CONSIDERATION of the mutual covenants contained in this Agreement, the
Company and the Purchaser agree as follows:

     SECTION 1. AUTHORIZATION OF SALE OF THE SECURITIES. Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of up to 3,200,000 ordinary shares (the "SHARES"), par value NIS 0.10 per share (the "ORDINARY SHARES"), of the Company and (ii) redeemable warrants, in the form of EXHIBIT A hereto (the "WARRANTS") to purchase up to 800,000 Ordinary
Shares (the "WARRANT SHARES") at an initial exercise price equal to $8.00 per share, subject to adjustment. The Company reserves the right to increase or decrease the number of Shares and Warrants sold in this private placement prior to the Closing Date (as defined below) but not below $15 million in aggregate gross proceeds to the Company at the Closing (as such term is defined in Section
3 below) from the sale of Securities pursuant to the Agreements (as defined below). The Shares and the Warrants are hereinafter sometimes referred to collectively as the "SECURITIES."

     SECTION 2. AGREEMENT TO SELL AND PURCHASE THE SECURITIES. At the Closing,
the Company shall, subject to the terms of this Agreement, issue and sell to the
Purchaser and the Purchaser shall buy from the Company, upon the terms and conditions hereinafter set forth, the number of Shares and Warrants (at the purchase price) shown below for the total purchase price at the Closing shown below (the "AGGREGATE PURCHASE PRICE"):

                                                                        Total
Number of Ordinary   Number of Warrants to                            Purchase
   Shares to be                be             Price Per Share in     Price in US
    Purchased              Purchased               US Dollars          Dollars
------------------   ---------------------    ------------------     -----------

                                                        $6.00        $

     The Company proposes to enter into this same form of purchase agreement with certain other investors (the "OTHER PURCHASERS") and expects to complete sales of the Securities to the Other Purchasers concurrently with the sale thereof to the Purchaser. The Purchaser and the Other Purchasers are hereinafter sometimes collectively referred to as the "PURCHASERS," and this Agreement and the purchase agreements executed by the Other Purchasers are hereinafter sometimes collectively referred to as the "AGREEMENTS." The term "PLACEMENT
AGENT" shall mean Lehman Brothers Inc.

     SECTION 3. DELIVERY OF THE SECURITIES AT THE CLOSING.

          3.1 THE CLOSING. The completion of the purchase and sale of the
     Securities shall occur at the offices of Morrison & Foerster LLP, 1290
     Avenue of the Americas, New York, New York 10104 (the "CLOSING"). The
     Closing shall include the number of Shares and Warrants set forth in
     Section 2, which in any event, when aggregated with the Shares and Warrants to be purchased by the Other Purchasers in connection with the closings under their respective Agreements shall not exceed 19.99% (on a pre-issuance basis) of the issued and outstanding shares of capital stock of the Company, with the Warrants being calculated on an "as exercised"
     basis.

          3.2 CLOSING CONDITIONS. (a) The Closing shall occur, as agreed to by the parties hereto, within three Business Days following the execution of this Agreement, or on such later date or at such different location as the parties shall agree in writing, but in any event not prior to the date that the conditions for the Closing set forth below have been satisfied or waived by the appropriate party (the "CLOSING DATE").

          (b) At the Closing, the Purchaser shall deliver, in immediately available funds, the amount set forth under "Total Purchase Price" set forth in Section 2 for the Securities being purchased at the Closing by wire transfer to an account designated by the Company and the Company shall deliver to the Purchaser one or more stock certificates corresponding to the number of Shares set forth in Section 2 above and one or more warrant certificates corresponding to the number of Warrants set forth in Section 2 above, each registered in the name of the Purchaser, or, if so indicated on the Securities Certificate Questionnaire attached hereto as APPENDIX I, in such nominee name(s) as designated by the Purchaser and bearing the legend contained in Section 5 of this Agreement. The Company will promptly substitute one or more replacement certificates without the legend at such time as the Registration Statement (as defined below) becomes effective; it being understood that Company's counsel and its transfer agent may request customary representations from the holder in order to effect the same. The name(s) in which the stock certificate(s) and warrant certificate(s) are to be registered are set forth in the Securities Certificate Questionnaire attached hereto as part of APPENDIX I.

          (c) The Company's obligation to complete the purchase and sale of the
     Securities and deliver such stock certificate(s) and warrant certificates to the Purchaser at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

               (i) receipt by the Company of same-day funds equal to the amount set forth under "Total Purchase Price" in Section 2 for the Securities being purchased at the Closing;

               (ii) each of the representations and warranties of the Purchaser made herein were accurate as of and when made;

               (iii) the fulfillment of those undertakings of the Purchasers to be fulfilled at or prior to the Closing; and

               (iv) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby.

          (d) The Purchaser's obligation to accept delivery of such stock and
     Warrant certificate(s) at the Closing and to pay for the Securities evidenced thereby shall be subject to the following conditions, any one or more of which may be waived by the Purchaser:

               (i) the Company shall have received signed Agreements from
          Purchasers for the purchase of an amount of Securities with an aggregate purchase price of at least $15 million;

               (ii) each of the representations and warranties of the Company made herein were accurate as of and when made;

               (iii) the fulfillment in all material respects of those
          undertakings of the Company to be fulfilled at or prior to the
          Closing;

               (iv) the Company shall have delivered to the Purchaser evidence satisfactory to the Purchaser that notification to list the Shares and
          Warrant Shares on the Nasdaq Global Market has been appropriately filed;

               (v) the delivery to the Purchaser by each of the U.S. and Israeli counsels to the Company of a legal opinion dated as of the Closing
          Date in substantially the form of EXHIBIT B1 and EXHIBIT B2 attached hereto, respectively, with such changes as may be agreed to by counsel to the Placement Agent;

               (vi) Brightman Almagor & Co. shall have delivered to the
          Placement Agent a letter, in form and substance reasonably satisfactory to the Placement Agent, confirming that Brightman Almagor
          & Co. is an independent registered public accounting firm within the meaning of the Securities Act of 1933, as amended (the "SECURITIES
          ACT") and the Securities Exchange Act of 1934, as amended (the
          "EXCHANGE ACT"), and the applicable rules and regulations thereunder, containing statements and information of the type ordinarily included in an accountant's "comfort letters" to placement agents, delivered according to Statement of Auditing Standards Nos. 72 and 76 (or any
          successor bulletins), with respect to the audited and unaudited financial statements and certain financial information contained in the SEC Documents (as defined below);

               (vii) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby and there shall be no current stop order or ongoing suspension, the Securities and Exchange Commission
          (the "COMMISSION") or any other governmental or regulatory body with respect to public trading in the Ordinary Shares;

               (viii) the Company shall have delivered a certificate, executed on behalf of the Company by its Secretary or General Counsel, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the issuance of the Securities and certifying as to the signatures and authority of persons signing this Agreement, the
          Warrants and any other related documents on behalf of the Company; and

               (ix) the delivery to the Purchaser of a certificate executed by the chief executive officer and the chief financial or accounting officer of the Company, dated as of the Closing Date, to the effect that the representations and warranties of the Company set forth herein are true and correct in all material respects as of the date of this Agreement and that the Company has complied in all material respects with all the agreements and satisfied all the conditions herein on its part to be performed or satisfied on or prior to the
          Closing Date.

     SECTION 4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY. The
Company hereby represents and warrants to, and covenants with, the Purchaser that the representations, warranties and statements contained in this Section 4 are true and correct as of the date hereof.

          4.1 ORGANIZATION AND QUALIFICATION. The Company has been duly incorporated and is validly existing under the laws of the State of Israel and the Company is duly qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Material Adverse Effect (as defined below). The Company's subsidiaries (each a "SUBSIDIARY" and collectively the "SUBSIDIARIES") are listed on EXHIBIT C to this Agreement. Each
     Subsidiary is a direct or indirect wholly-owned subsidiary of the Company.
     Each Subsidiary is duly organized, validly existing and in good standing
     (where applicable) under the laws of its jurisdiction of incorporation and is duly qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Material Adverse Effect.

          4.2 REPORTING COMPANY; FORM F-3. The Company is not an "ineligible issuer" (as defined in Rule 405 promulgated under the Securities Act) and is eligible to register all of the Shares, the Warrant Shares and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing (the "REGISTRABLE SECURITIES") for resale by the Purchaser on a registration statement for secondary offerings on Form F-3 under the
     Securities Act. The Company is subject to the reporting requirements of the
     Exchange Act, and has filed all reports required thereby. Provided that (i)
     none of the Purchasers is deemed to be an underwriter with respect to any
     Shares and (ii) the Purchaser provides to the Company all information about the Purchaser that is required to be included in a registration statement on Form F-3 for the resale of the Shares and the Warrant Shares (upon issuance thereof) by the Purchaser, to the Company's knowledge, there exist no facts or circumstances (including without limitation any required approvals or waivers or any circumstances that may delay or prevent the obtaining of accountant's consents) that reasonably could be expected to prohibit or delay the preparation and filing of a registration statement on
     Form F-3 that will be available for the resale of the Shares and Warrant
     Shares by the Purchaser.

          4.3 AUTHORIZED CAPITAL STOCK. The Company had duly authorized and validly issued outstanding capitalization as set forth in the Section entitled "Capitalization" in the PPM (as defined below) as of the date set forth therein; the issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all Israeli, federal and state securities laws in all material respects, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and conform in all material respects to the description thereof contained in the SEC Documents. Except for options to purchase 3,853,632 Ordinary
     Shares outstanding as of August 5, 2007 under the Company's equity incentive plans, and except for Securities issuable under the Agreements, the Company does not have outstanding any options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of its capital stock or any such options, rights, convertible securities or obligations. With respect to each Subsidiary (i)
     all the issued and outstanding shares of such Subsidiary's capital stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all Israeli, federal, state and other applicable foreign securities laws in all material respects, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and (ii)
     there are no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of such Subsidiary's capital stock or any such options, rights, convertible securities or obligations.

          4.4 ISSUANCE, SALE AND DELIVERY OF THE SECURITIES. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, free and clear of all liens (other than liens imposed by the
     Purchaser and restrictions on transfer provided for in this Agreement or the Warrant), and will conform in all material respects to the description thereof set forth in the SEC Documents. The Warrant Shares have been duly authorized and, when issued, delivered and paid for in the manner to be set forth in the Warrants, will be validly issued, fully paid and nonassessable, free and clear of all liens (other than liens imposed by the
     Purchaser and restrictions on transfer provided for in this Agreement or the Warrant), and will conform in all material respects to the description thereof set forth in the SEC Documents. No preemptive rights or other rights to subscribe for or purchase any Ordinary Shares of the Company exist with respect to the issuance and sale of the Securities by the
     Company pursuant to this Agreement, or the Warrant Shares pursuant to the
     Warrants, which have not been waived or complied with. No shareholder of the Company has any right (which has not been waived or has not expired by reason of lapse of time following notification of the Company's intention to file the Registration Statement) to require the Company to register the sale of any capital stock owned by such shareholder under the Registration
     Statement.

          4.5 DUE EXECUTION, DELIVERY AND PERFORMANCE OF THE AGREEMENTS. The
     Company has full legal right, corporate power and authority to enter into this Agreement and the Warrant and perform the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including but not limited to, indemnification provisions set forth in Section 7.3 of this Agreement may be limited by Israeli, federal or state securities law or the public policy underlying such laws. The execution and performance of this Agreement by the Company and the consummation of the transactions herein contemplated will not violate (i)
     any provision of the Articles of Association or Memorandum of Association
     of the Company or the organizational documents of any Subsidiary and will not result in the creation of any lien, charge, security interest or encumbrance upon any material property or assets of the Company or any
     Subsidiary pursuant to the terms or provisions of, or will not conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which either of the Company or any Subsidiary is a party or by which any of the Company or any Subsidiary or their respective properties may be bound or affected and, in each case that would have a Material Adverse Effect, or (ii) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Company or any Subsidiary or any of their respective properties and in each case that would have a Material Adverse Effect. No consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement other than such consents, approvals or authorizations which have been obtained or will be obtained prior to the Closing, except for compliance with federal and state securities or "blue sky" laws, including the securities laws of the State of Israel, applicable to the offering of the Securities. For the purposes of this Agreement the term "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on the condition (financial or otherwise), properties, business or results of operations of the Company and its Subsidiaries, taken as a whole other than any effect arising from or relating to (A)
     general economic conditions, (B) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereunder or (C) any change in the Company's stock price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (C)).

          4.6 ACCOUNTANTS. Brightman Almagor & Co., which has expressed its opinion with respect to the consolidated financial statements contained in the Company's Annual Report on Form 20-F for the year ended December 31,
     2006 (the "2006 20-F"), which will be incorporated by reference into the
     Registration Statement and the Prospectus (as defined herein), are registered independent public accountants as required by the Securities Act and the rules and regulations promulgated thereunder (the "1933 ACT RULES
     AND REGULATIONS") and by the rules of the United States Public Accounting
     Oversight Board.

          4.7 NO DEFAULTS OR CONSENTS. Neither the execution, delivery and performance of this Agreement and the Warrants by the Company nor the consummation of any of the transactions contemplated hereby and thereby
     (including, without limitation, the issuance and sale by the Company of the
     Shares and the Warrant Shares) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default
     (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not cause a Material Adverse Effect, or require any consent or waiver under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which either the Company or its Subsidiaries or any of its or their respective properties or businesses is bound, or any material franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its Subsidiaries, except for such consents or waivers which have already been obtained or will be obtained prior to the Closing.

          4.8 CONTRACTS. The material contracts to which the Company is a party have been duly and validly authorized, executed and delivered by the
     Company and constitute the legal, valid and binding agreements of the
     Company or any of its Subsidiaries, enforceable by and against the Company or any one of its Subsidiaries, as applicable, in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors' rights generally, and general equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution may be limited by Israeli, federal or state securities laws and the public policy underlying such laws.

          4.9 NO ACTIONS. Except as described in Item 8A of the 2006 20-F, there are no legal or governmental actions, suits or proceedings pending or, to the Company's knowledge, threatened against the Company or any Subsidiary before or by any court, regulatory body or administrative agency or any other governmental agency or body, domestic or foreign, which actions, suits or proceedings, individually or in the aggregate, are reasonably expected to have a Material Adverse Effect; and no labor disturbance by the employees of the Company exists or is imminent, that is reasonably expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary
     is a party to or subject to the provisions of any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental agency or body that is reasonably expected to have a
     Material Adverse Effect.

          4.10 PROPERTIES. The Company and each Subsidiary has valid and marketable title to all the properties and assets (except for Intellectual
     Property which is covered under Section 4.12 below) described as owned by it in the consolidated financial statements included in the SEC Documents, free and clear of all liens, mortgages, pledges, or encumbrances of any kind except (i) those, if any, reflected in such consolidated financial statements or (ii) those that do not materially adversely affect the use made and proposed to be made of such property by the Company or its
     Subsidiaries. The Company and each Subsidiary holds its leased properties under valid and binding leases. Either the Company or any Subsidiary owns or leases all such properties as are necessary to the operations of the
     Company and its Subsidiaries as now conducted in all material respects.

          4.11 NO MATERIAL ADVERSE CHANGE. Since December 31, 2006: (i) the
     Company and its Subsidiaries have not incurred any material liabilities or obligations, indirect, or contingent, or entered into any material contract, agreement or other transaction that is not in the ordinary course of business or that could reasonably be expected to result in a Material
     Adverse Effect; (ii) the Company and its Subsidiaries have not sustained any material loss or interference with their businesses or properties from fire, flood, windstorm, accident or other calamity; (iii) neither the
     Company nor its Subsidiaries have paid or declared any dividends or other distributions with respect to their capital stock and none of the Company or any Subsidiary is in a default in the payment of principal or interest on any material outstanding debt obligations; (iv) there has not been any change in the capital stock of the Company or its Subsidiaries other than the sale of the Securities hereunder and shares or options issued pursuant to equity incentive plans or purchase plans for employees, directors, advisors and consultants approved by the Company's Board of Directors, or indebtedness material to the Company or its Subsidiaries (other than in the ordinary course of business and any required scheduled payments); and (v)
     except as set forth in the Item 8A of the 2006 20-F under the heading
     "Legal Proceedings or in the SEC Documents filed with the Commission thereafter, there has not occurred any event that has caused or could reasonably be expected to cause a Material Adverse Effect.

          4.12 INTELLECTUAL PROPERTY. Except as disclosed in item 3D (Risk
     Factors) and Item 4B (Business Overview) of the 2006 20-F: (i) the Company
     and each Subsidiary owns or has obtained valid and enforceable licenses or options for the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, copyrights (both registered and unregistered), trade secrets and other intellectual property (including unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective business as currently conducted (collectively, the "INTELLECTUAL
     PROPERTY"); and (ii) (a) to the Company's knowledge, there are no third parties who have any ownership rights to any Intellectual Property that is owned by, or has been licensed to, the Company or each Subsidiary for the products described in the SEC Documents that would preclude the Company or any Subsidiary from conducting its business as currently conducted and are reasonably expected to result in a Material Adverse Effect, except for the ownership rights of the owners of the Intellectual Property licensed or optioned by the Company or any Subsidiary or where such rights permit the grantor thereof to terminate such rights, (b) to the Company's knowledge, there are currently no sales of any products that would constitute an infringement by third parties of any Intellectual Property owned, licensed or optioned by the Company or any Subsidiary; (c) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the rights of the Company or any Subsidiary in or to any
     Intellectual Property owned, licensed or optioned by the Company or any
     Subsidiary; (d) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property owned, licensed or optioned by the Company or any Subsidiary; and (e) there is no pending or, to the
     Company's knowledge, threatened material action, suit, proceeding or claim by others that the Company or any of any Subsidiaries infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary right of others, in each case of clauses (b), (c) and (d), other than such actions, suits, proceedings and claims as would not reasonably be expected to have a Material Adverse Effect.

          4.13 COMPLIANCE. None of the Company nor its Subsidiaries have been advised, nor do any of them have any reason to believe, that it is not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, including, without limitation, all applicable local, state and federal environmental laws and regulations, including but not limited to applicable laws of the State of Israel, except where failure to be so in compliance could not have a Material Adverse Effect.

          4.14 TAXES. The Company and each Subsidiary has filed on a timely basis (giving effect to extensions) all material required Israeli, federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and none of the Company or any Subsidiary has knowledge of a tax deficiency that has been or is reasonably likely to be asserted or threatened against it that, if determined adversely, could have a Material Adverse Effect.

          4.15 TRANSFER TAXES. On the Closing Date, all stock transfer or other taxes (other than income taxes) that are required to be paid in connection with the sale and transfer of the Securities to be sold to the Purchaser hereunder will have been fully paid or provided for by the Company and all laws imposing such taxes will have been complied with.

          4.16 INVESTMENT COMPANY. The Company is not an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for an investment company, within the meaning of the Investment Company Act of
     1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

          4.17 OFFERING MATERIALS. Except for the Confidential Private Placement
     Memorandum (the "PPM") and the Management Presentation delivered to the
     Purchaser, each of the Company, its officers and directors has not distributed and will not distribute prior to the Closing Date any offering material, including any "free writing prospectus" (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and sale of the Securities. The Company has not in the past nor will it hereafter take any action independent of the Placement Agent to sell, offer for sale or solicit offers to buy any securities of the Company that could reasonably expected to result in the initial sale of the Securities not being exempt from the registration requirements of Section 5 of the
     Securities Act.

          4.18 INSURANCE. The Company maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that the Company reasonably believes is adequate for its business as currently conducted and as is customary for similarly sized companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect. The Company maintains director's and officer's liability insurance with an aggregate coverage limit of $5 million.

          4.19 ADDITIONAL INFORMATION. The information contained in the PPM and in each of the following documents (the "SEC DOCUMENTS"), which the
     Placement Agent has furnished to the Purchaser, or will furnish prior to the Closing, as of the dates thereof, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated
     therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading , as of their respective filing dates or, if amended, as so amended:

               (a) the 2006 20-F;

               (b) the Company's Report of Foreign Private Issuer on Form 6-K
          dated January 3, 2007;

               (c) the Company's Report of Foreign Private Issuer on Form 6-K
          dated January 30, 2007;

               (d) the Company's Report of Foreign Private Issuer on Form 6-K
          dated March 19, 2007;

               (e) the Company's Report of Foreign Private Issuer on Form 6-K
          dated March 29, 2007;

               (f) the Company's Report of Foreign Private Issuer on Form 6-K
          dated May 1, 2007;

               (g) the Company's Report of Foreign Private Issuer on Form 6-K
          dated June 5, 2007;

               (h) the Company's Report of Foreign Private Issuer on Form 6-K
          dated July 2, 2007;

               (i) the Company's Report of Foreign Private Issuer on Form 6-K
          dated July 16, 2007; and

               (j) all other documents, if any, filed by the Company with the
          Commission since December 31, 2006 pursuant to the reporting requirements of the Exchange Act.

               The SEC Documents and the documents incorporated by reference therein or attached as exhibits thereto, at the time they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the
          Exchange Act, as applicable, and the rules and regulations of the
          Commission thereunder (the "1934 ACT RULES AND REGULATIONS" and, together with the 1933 Act Rule and Regulations, the "RULES AND
          REGULATIONS"). In the past 12 calendar months, the Company has filed all documents required to be filed by it prior to the date hereof with the Commission pursuant to the reporting requirements of the Exchange
          Act.

          4.20 PRICE OF ORDINARY SHARES. The Company has not taken, and will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or that would reasonably be expected to constitute, the stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Securities.

          4.21 USE OF PROCEEDS. The Company shall use the proceeds from the sale of the Securities as described in the Section entitled "Use of Proceeds" in the PPM.

          4.22 USE OF PURCHASER NAME. Except as otherwise required by applicable law or regulation, the Company shall not use the Purchaser's name or the name of any of its affiliates in any advertisement, announcement, press release or other similar public communication unless it has received the prior written consent of the Purchaser for the specific use contemplated which consent shall not be unreasonably withheld.

          4.23 RELATED PARTY TRANSACTIONS. No transaction has occurred between or among the Company, on the one hand, and its affiliates, officers or directors on the other hand, that is required to have been described under applicable securities laws in its Exchange Act filings and is not so described in such filings.

          4.24 OFF-BALANCE SHEET ARRANGEMENTS. There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the
     Company in its Exchange Act filings and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect.
     There are no such off-balance sheet transactions, arrangements or other relationships with the Company that may create material contingencies or liabilities that are not otherwise disclosed by the Company in its Exchange
     Act filings.

          4.25 GOVERNMENTAL PERMITS, ETC. The Company and each Subsidiary has all permits, consents, approvals, orders, registrations, qualifications, franchises, licenses, certificates and other authorizations from such
     Israeli, federal, state or local government or governmental or regulatory agency, department or body that are currently necessary for the operation of the business of the Company as currently conducted ("PERMITS"), except where the failure to posses currently such Permits is not reasonably expected to have a Material Adverse Effect. Neither the Company nor any
     Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permit that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect.

                                       10

          4.26 FINANCIAL STATEMENTS. The consolidated financial statements of the Company and the related notes and schedules thereto included in its
     Exchange Act filings comply as to form in all material respects with the applicable requirements of the Exchange Act and fairly present the financial position, results of operations, shareholders' equity and cash flows of the Company and its consolidated Subsidiaries at the dates and for the periods specified therein. Such financial statements and the related notes and schedules thereto have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods involved (except as otherwise noted therein);
     PROVIDED, HOWEVER, that the unaudited financial statements are subject to normal year-end audit adjustments (which are not expected to be material)
     and do not contain all footnotes required under generally accepted accounting principles.

          4.27 LISTING COMPLIANCE. The Company is in compliance with the requirements of the Nasdaq Global Market for continued listing of the
     Ordinary Shares thereon. The Company has taken no action designed to, or, to the Company's knowledge, likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or the listing of the Ordinary Shares on the Nasdaq Global Market, nor has the Company
     received in the past two years any notification that the Commission or the
     Nasdaq Global Market is contemplating terminating such registration or listing. The transactions contemplated by this Agreement will not contravene the rules and regulations of the Nasdaq Global Market. The
     Company will comply with all requirements of the Nasdaq Global Market with respect to the issuance of the Securities and shall use its best efforts to cause the Registrable Securities to be listed on the Nasdaq Global Market and listed on any other exchange on which the Company's Ordinary Shares is listed on or before the Closing Date.

          4.28 INTERNAL CONTROL OVER FINANCIAL REPORTING; SARBANES-OXLEY
     MATTERS. The Company maintains internal controls over financial reporting
     (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange
     Act) as required by Rule 13a-15 under the Exchange Act. The Company is in compliance in all material respects with all applicable provisions of the
     Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder. To the best of the Company's knowledge, since the end of the Company's most recent audited fiscal year, there has been no material weakness in the design or operation of the Company's internal control over financial reporting (whether or not remediated) which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information.

          4.29 DISCLOSURE CONTROLS AND PROCEDURES. (i) The Company and each of its Subsidiaries have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act),
     (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company and its subsidiaries in the reports they will file or submit under the Exchange Act is accumulated and communicated to management of the Company and its subsidiaries, including their respective principal executive officers and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

                                       11

          4.30 EMPLOYEE RELATIONS. Neither the Company nor any Subsidiary is a
     party to any collective bargaining agreement or, to its knowledge, employs any member of a union. The Company and each Subsidiary believe that their relations with their employees are good. No executive officer of the
     Company (as listed in Item 6A of the 2006 20-F) has notified the Company since January 1, 2007 that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. To the
     Company's knowledge, no executive officer of the Company is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other agreement or any restrictive covenant, and to the Company's knowledge, the continued employment of each such executive officer does not subject the Company or any Subsidiary to any material liability with respect to any of the foregoing matters.

          4.31 ERISA. The Company is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income
     Security Act of 1974, as amended, including the regulations and published interpretations thereunder (herein called "ERISA"); no "reportable event"
     (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company would have any liability; the
     Company has not incurred and does not expect to incur liability under: (i)
     Title IV of ERISA with respect to termination of, or withdrawal from, any
     "pension plan"; or (ii) Sections 412 or 4971 of the Internal Revenue Code
     of 1986, as amended, including the regulations and published interpretations thereunder (the "CODE"); and each "Pension Plan" for which the Company would have liability that is intended to be qualified under
     Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

          4.32 ENVIRONMENTAL MATTERS. There has been no storage, disposal, generation, manufacture, transportation, handling or treatment of toxic wastes, hazardous wastes or hazardous substances by the Company or to its knowledge, any Subsidiary (or, to the knowledge of the Company, any of their predecessors in interest) at, upon or from any of the property now or previously owned or leased by the Company or any Subsidiary in material violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit or that would require material remedial action under any applicable law, ordinance, rule, regulation, order, judgment, decree or permit; to the Company's knowledge, there has been no material spill, discharge, leak, emission, injection, escape, dumping or release of any kind into such property or into the environment surrounding such property of any toxic wastes, medical wastes, solid wastes, hazardous wastes or hazardous substances due to or caused by the Company or any
     Subsidiary or with respect to which the Company or any Subsidiary have knowledge; the terms "hazardous wastes", "toxic wastes", "hazardous substances" and "medical wastes" shall have the meanings specified in any applicable local, state, federal and foreign laws or regulations with respect to environmental protection; there are no proceedings that are pending, or known to be contemplated, against the Company or any of its
     Subsidiaries under any applicable laws, regulations, ordinances, rules, orders, judgments, decrees, permits or other legal requirements of any governmental or regulatory authority, including without limitation any international, national, state, provincial, regional or local authority relating to the protection of human health or safety, the environment or natural resources or to hazardous or toxic substances or wastes, pollutants or contaminants in which a governmental authority is also a party which would, singly or in the aggregate, reasonably be expected to have a
     Material Adverse Effect.

                                       12

          4.33 INTEGRATION; OTHER ISSUANCES OF SECURITIES. Neither the Company
     nor its Subsidiaries or any affiliates, nor any Person acting on its or their behalf, has issued any Ordinary Shares or shares of any series of preferred stock or other securities or instruments convertible into, exchangeable for or otherwise entitling the holder thereof to acquire
     Ordinary Shares which would be integrated with the sale of the Securities to such Purchaser for purposes of the Securities Act or of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. The
     Company and its subsidiaries will not, and the Company will use its best efforts to cause its affiliates not to, take any action or steps that would require registration of any of the Securities under the Securities Act or cause the offering of the Securities to be integrated with other offerings.
     Assuming the accuracy of the representations and warranties of Purchasers, the offer and sale of the Securities by the Company to the Purchasers pursuant to this Agreement will be exempt from the registration requirements of the Securities Act.

          4.34 FOREIGN CORRUPT PRACTICES. Neither the Company, nor any
     Subsidiary, nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any
     Subsidiary has, in the course of its actions for, or on behalf of, the
     Company: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity;
     (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii)
     violated or is in violation of any provision of the U.S. Foreign Corrupt
     Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          4.35 NO MONEY LAUNDERING. The operations of the Company and its
     Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of
     1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "MONEY LAUNDERING LAWS") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

          4.36 OFFICE OF FOREIGN ASSETS CONTROL. Neither the Company nor any of
     its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or of any of its
     Subsidiaries is currently subject to any U.S. sanctions administered by the
     Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC");
     and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person that, to the Company's knowledge, is currently subject to any U.S. sanctions administered by OFAC.

                                       13

          4.37 APPROVED ENTERPRISE STATUS. The Company is in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved
     Enterprise" status of any of the facilities of the Company as well as with respect to the other tax benefits received by the Company as described in the 2006 20-F and by Israeli laws and regulations relating to such
     "Approved Enterprise" status and the aforementioned other tax benefits received by the Company. Since January 1, 2006, the Company has not
     received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities.

          4.38 OFFICE OF CHIEF SCIENTIST. The Company has satisfied, and will continue to satisfy in all material respects, all conditions and requirements of the instruments of approval granted to it by the Office of
     Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the
     "OCS") and any applicable laws and regulations, including the Law for the
     Encouragement of Industrial Research and Development, 1984, with respect to any research and development grants given to it by such office, and is in compliance with the repayment of all royalties, interest and penalties due under such laws and regulations.

          4.39 PASSIVE FOREIGN INVESTMENT COMPANY. The Company was not, for the
     taxable year ended December 31, 2006, and upon the consummation of the transactions described hereby and the application of the proceeds as described in the Section entitled "Use of Proceeds" in the PPM is not expected to become for the taxable year ending December 31, 2007, a passive foreign investment company within the meaning of Section 1297 of the Code.

          4.40 CONTROLLED FOREIGN CORPORATION. The Company believes based on its current ownership that it is not a controlled foreign corporation within the meaning of Section 957 of the Code. To the Company's knowledge, no shareholder of the Company is, as of the date of this Agreement, considered a United States shareholder within the meaning of Section 957 of the Code.

          4.41 NO GENERAL SOLICITATION. Neither the Company, nor any of its
     Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising
     (within the meaning of Regulation D) in connection with the offer or sale of the Securities.

          4.42 ACKNOWLEDGEMENT REGARDING PURCHASER'S TRADING ACTIVITY. Without
     derogating from the Purchaser's representations in Section 5 hereof, it is understood and acknowledged by the Company (i) that none of the Purchasers have been asked by the Company or its Subsidiaries to agree, nor has any
     Purchaser agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or
     "derivative" securities based on securities issued by the Company (other than in compliance with applicable laws) or to hold the Securities for any specified term; (ii) that any Purchaser, and counterparties in "derivative"
     transactions to which any such Purchaser is a party, directly or indirectly, presently may have a "short" position in the Ordinary Shares, and (iii) that each Purchaser shall not be deemed to have any affiliation with or control over any arm's length counterparty in any "derivative"
     transaction. The Company further understands and acknowledges that (a) one or more Purchasers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding and (b)
     such hedging and/or trading activities, if any, can reduce the value of the existing stockholders' equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement or any of the documents executed in connection herewith.

                                       14

     SECTION 5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER. The
Purchaser represents and warrants to, and covenants with, the Company that:

          5.1 EXPERIENCE. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Securities, including investments in securities issued by the Company and comparable entities, and the Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Securities, based on the
     Purchaser's own financial circumstances; (ii) the Purchaser has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Securities and to ask questions of, and receive answers from, the Company concerning such information; (iii) the Purchaser is acquiring the number of Shares and
     Warrants set forth in Section 2 above in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Securities or any arrangement or understanding with any other persons regarding the distribution of such
     Securities (this representation and warranty not limiting the Purchaser's right to sell pursuant to the Registration Statement or in compliance with the Securities Act and the Rules and Regulations, or, other than with respect to any claims arising out of a breach of this representation and warranty, the Purchaser's right to indemnification under Section 7.3); (iv)
     the Purchaser will not directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities, nor will the
     Purchaser engage in any short sale that results in a disposition of any of the Securities by the Purchaser, except in compliance with current interpretation of the Securities Act and the Rules and Regulations and any
     applicable state securities or "blue sky" laws; (v) the Purchaser has completed or caused to be completed the Registration Statement
     Questionnaire attached hereto as part of APPENDIX I, for use in preparation of the Registration Statement, and the answers thereto are true and correct as of the date hereof, and will be true and correct as of the effective date of the Registration Statement; the Purchaser will notify the Company immediately of any material change in any such information provided in the
     Registration Statement Questionnaire until such time as the Purchaser has sold all of its Securities or until the Company is no longer required to keep the Registration Statement effective; (vi) the Purchaser has, in connection with its decision to purchase the number of Shares and Warrants set forth in Section 2 above, relied solely upon the SEC Documents and the representations and warranties of the Company contained herein, and the
     Purchaser has not relied on the Placement Agent in negotiating the terms of its investment in the Securities and, in making a decision to purchase the
     Securities, the Purchaser has not received or relied on any communication, investment advice or recommendation from the Placement Agent; (vii) the
     Purchaser has had an opportunity to discuss this investment with representatives of the Company and ask questions of them; (viii) the
     Purchaser is an institutional "accredited investor" within the meaning of
     Rule 501(a) of Regulation D promulgated under the Securities Act; and (ix)
     if the Purchaser is an Israeli resident or if the Purchaser received an offer to purchase the Securities in Israel, it is an "investor" within the meaning of the First Addendum to the Israeli Securities Law, 5728-1968.

                                       15

          5.2 RELIANCE ON EXEMPTIONS. The Purchaser understands that the
     Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the
     Rules and Regulations and state securities or "blue sky" laws and that the
     Company is relying upon the truth and accuracy of, and the Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Securities.

          5.3 CONFIDENTIALITY. For the benefit of the Company, the Purchaser previously agreed with the Placement Agent to keep confidential all information concerning this private placement. The Purchaser is prohibited from reproducing or distributing this Agreement or any other offering materials or other information provided by the Company in connection with the Purchaser's consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents, except to its financial, investment or legal advisors in connection with its proposed investment in the Securities. Further, the Purchaser understands that the existence and nature of all conversations and presentations, if any, regarding the Company and this offering must be kept strictly confidential.
     The Purchaser understands that the federal securities laws impose restrictions on trading based on information regarding this offering. This obligation will terminate upon the filing by the Company of a press release or press releases and/or a Form 6-K describing this offering and disclosing certain financial and other information for the quarter ended June 30, 2007 and any other material nonpublic information that may have been provided to the Purchaser. In addition to the above, the Purchaser shall maintain in confidence the receipt and content of any notice of a Suspension (as defined in Section 5.9 below). The foregoing agreements shall not apply to any information that is or becomes publicly available through no fault of the Purchaser, or that the Purchaser is legally required to disclose;
     PROVIDED, HOWEVER, that if the Purchaser is requested or ordered to disclose any such information pursuant to any court or other government order or any other applicable legal procedure, it shall provide the Company with prompt notice of any such request or order in time sufficient to enable the Company to seek an appropriate protective order.

          5.4 INVESTMENT DECISION. The Purchaser understands that nothing in the
     Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Securities constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities. The
     Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the
     Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

          5.5 RISK OF LOSS. The Purchaser understands that its investment in the
     Securities involves a significant degree of risk, including a risk of total loss of the Purchaser's investment, and the Purchaser has full cognizance of and understands all of the risk factors related to the Purchaser's purchase of the Securities, including, but not limited to, those set forth under the caption "Risk Factors" in certain SEC Documents. The Purchaser understands that the market price of the Ordinary Shares has been volatile and that no representation is being made as to the future value of the
     Ordinary Shares.

                                       16

          5.6 LEGEND. The Purchaser understands that, (i) at all times the
     Warrants and (ii) until such time as the Registration Statement has been declared effective or the Shares and the Warrant Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares and the Warrant Shares will bear a restrictive legend in substantially the following form:

          "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
          UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"),
          OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES
          MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1)
          PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR
          (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE
          SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE
          SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS AS
          EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE
          COMPANY TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY
          ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SHARES
          MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A
          REGISTERED BROKER-DEALER OR OTHER LOAN OR FINANCING ARRANGEMENT WITH A
          FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN
          RULE 501(a) UNDER THE SECURITIES ACT."

          5.7 STOP TRANSFER. The certificates representing the Shares and the
     Warrant Shares will be subject to a stop transfer order with the Company's transfer agent that restricts the transfer of such shares until the Company has filed the Registration Statements and so notified the transfer agent.

          5.8 RESIDENCY. The Purchaser's principal executive offices are in the jurisdiction set forth immediately below the Purchaser's name on the signature pages hereto.

          5.9 PUBLIC SALE OR DISTRIBUTION. The Purchaser hereby covenants with the Company not to make any sale of the Registrable Securities under the
     Registration Statement without complying with the provisions of this
     Agreement and without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule). The Purchaser acknowledges that there may occasionally be times when the Company must suspend the use of the prospectus (the "PROSPECTUS")
     forming a part of the Registration Statement (a "SUSPENSION") until such time as an amendment to the Registration Statement has been filed by the
     Company and declared effective by the Commission, or until such time as the
     Company has filed an appropriate report with the Commission pursuant to the
     Exchange Act. Without the Company's prior written consent, which consent shall not unreasonably be withheld or delayed, the Purchaser shall not use any written materials to offer the Registrable Securities for resale other than the Prospectus, including any "free writing prospectus" as defined in
     Rule 405 under the Securities Act. The Purchaser covenants that it will not sell any Shares or Warrant Shares pursuant to said Prospectus during the period commencing at the time when Company gives the Purchaser written notice of the suspension of the use of said Prospectus and ending at the time when the Company gives the Purchaser written notice that the Purchaser may thereafter effect sales pursuant to said Prospectus. Notwithstanding the foregoing, the Company agrees that no Suspension shall be for a period of longer than 15 consecutive days, any one or more Suspensions shall not be for a period longer than 30 days in the aggregate in any 365-day period, and there shall be a period of at least 5 Trading Days between any such
     Suspension period. The Purchaser further covenants to notify the Company promptly of the sale of all of its Shares or Warrant Shares.

                                       17

          5.10 ORGANIZATION; VALIDITY; ENFORCEMENT. The Purchaser further represents and warrants to, and covenants with, the Company that (i) the
     Purchaser has full right, power, authority and capacity to enter into this
     Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, (ii) the making and performance of this
     Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the
     Purchaser is a party or, any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Purchaser, (iii) no consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body is required on the part of the Purchaser for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) upon the execution and delivery of this Agreement, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor's rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including, but not limited to, the indemnification provisions set forth in Section 7.3 of this Agreement, may be limited by federal or state securities laws or the public policy underlying such laws and (v) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

          5.11 SHORT SALES. Since the time the Purchaser was first contacted about the offering of the Securities and the transactions contemplated hereby, the Purchaser has not taken, and prior to the public announcement of the transaction to be made after the Closing the Purchaser shall not take, any action that has caused or will cause the Purchaser to have, directly or indirectly, sold or agreed to sell any Ordinary Shares, effected any short sale, whether or not against the box, established any
     "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange
     Act with respect to the Ordinary Shares, granted any other right
     (including, without limitation, any put or call option) with respect to the
     Ordinary Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Ordinary Shares.

                                       18

          5.12 DISCLOSURE. The Purchaser acknowledges and agrees that the
     Company does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.

          5.13 OCS UNDERTAKINGS. The Purchaser acknowledges that it will be required to execute and deliver to the Company, as a condition to the
     Company's obligation to consummate the Closing, an undertaking to the OCS, in customary form, if, at or following either the Closing, the Purchaser shall hold a number of Ordinary Shares (with warrants on an as exercised basis) equal to 5% or more of the issued and outstanding Ordinary Shares.

     SECTION 6. SURVIVAL OF AGREEMENTS; NON-SURVIVAL OF COMPANY REPRESENTATIONS
AND WARRANTIES. Notwithstanding any investigation made by any party to this
Agreement or by the Placement Agent, all covenants and agreements made by the
Company and the Purchaser herein and in the certificates for the Securities delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Securities being purchased and the payment therefor. All representations and warranties, made by the Company and the
Purchaser herein and in the certificates for the Shares and Warrants delivered pursuant hereto shall survive after the Closing until the expiration of the period of time specified in the applicable statute of limitations.

     SECTION 7. REGISTRATION OF THE REGISTRABLE SECURITIES; COMPLIANCE WITH THE
SECURITIES ACT; ADDITIONAL COVENANTS.

          7.1 REGISTRATION PROCEDURES AND EXPENSES. The Company shall:

               (a) within 15 days of the Closing Date (the "INITIAL FILING
          DEADLINE"), prepare and file with the Commission a Registration
          Statement (the "INITIAL REGISTRATION STATEMENT") relating to the resale of the sum of (i) the number of Shares issued hereunder and
          (ii) 120% of the number of Warrant Shares issued and issuable pursuant to the Warrants (the "REQUIRED REGISTRATION AMOUNT"). The Initial
          Registration Statement shall be on Form F-3 (unless the Company is not then eligible to register for resale the Registrable Securities on
          Form F-3, in which case such registration shall be on another appropriate form). Notwithstanding anything herein to the contrary, if the Commission prevents the Company from including the Required
          Registration Amount of Registrable Securities on the Initial
          Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the
          Purchasers (the Registrable Securities not included on such
          Registration Statement, the "CUTBACK SHARES"), the Initial
          Registration Statement shall register the resale of a number of
          Registrable Securities which is equal to the maximum number of shares as is permitted by the Commission. In such event, the number of
          Registrable Securities to be registered for each Purchaser in the
          Initial Registration Statement shall be reduced PRO RATA among all
          Purchasers. With respect to the Cutback Shares, the Company shall continue to use reasonable best efforts to file a Registration
          Statement covering all such remaining Registrable Securities (the
          "ADDITIONAL REGISTRATION STATEMENT" and with the Initial Registration
          Statement, a "REGISTRATION STATEMENT") as promptly as possible, but in no event later then the later of (i) the date sixty (60) days after the date substantially all of the Registrable Securities registered under the immediately preceding Registration Statement are sold and
          (ii) the date six (6) months from the Initial Effective Date or the last Additional Effective Date (each as defined below), as applicable
          (the "ADDITIONAL FILING DEADLINE") and to cause such Additional
          Registration Statement to be declared effective by the Commission as promptly as possible, but not later than the date 60 days after the
          Additional Filing Deadline (90 days if the Additional Registration
          Statement is reviewed by the Commission) (the "ADDITIONAL EFFECTIVE
          DEADLINE"). If the Commission does not allow all of the Cutback Shares to be covered on such Additional Registration Statement, the Company shall file Additional Registration Statements successively trying to register on each such Additional Registration Statement the maximum number of remaining Cutback Shares until all of the Required
          Registration Amount of Registrable Securities have been registered with the Commission. As used herein, "ADDITIONAL EFFECTIVE DATE" means the date the Additional Registration Statement is declared effective by the Commission;

                                       19

               (b) use its reasonable commercial efforts, subject to receipt of necessary information from the Purchasers, to cause the Commission to declare the Initial Registration Statement effective within 60 days after the Closing Date (120 days if the Registration Statement is reviewed by the Commission) (the "INITIAL EFFECTIVE DEADLINE", and the
          date the Initial Registration Statement is declared effective by the
          Commission , the "INITIAL EFFECTIVE DATE");

               (c) promptly prepare and file with the Commission such amendments and supplements to any Registration Statement filed pursuant to this
          Section 7.1 and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the earliest of (i) such time as all of the Registrable Securities have been sold pursuant to the Registration Statement, or (ii) such time all of the Registrable Securities become eligible for resale by non-affiliates pursuant to Rule 144(k) (including for purposes of this
          Agreement, any successor rule that may be adopted following the date hereof) under the Securities Act or any other rule of similar effect
          (the "EFFECTIVENESS PERIOD");

               (d) furnish to the Purchaser with respect to the Registrable
          Securities registered under any Registration Statement (and to each underwriter, if any, of such Registrable Securities) such number of copies of prospectuses and such other documents as the Purchaser may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the
          Purchaser;

               (e) (i) register and qualify, unless an exemption from
          registration and qualification applies, the resale by Investors of the
          Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration
          Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x)
          qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 7.1(e), (y)
          subject itself to general taxation in any such jurisdiction, or (z)
          file a general consent to service of process in any such jurisdiction;

                                       20

               (f) bear all expenses in connection with the procedures in paragraphs (a) through (i) of this Section 7.1 and the registration of the Registrable Securities pursuant to any Registration Statement, other than fees and expenses, if any, of counsel or other advisers to the Purchaser or the Other Purchasers or underwriting discounts, brokerage fees and commissions incurred by the Purchaser or the Other
          Purchasers, if any in connection with the offering of the Shares pursuant to any Registration Statement;

               (g) file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to counsel to the
          Placement Agent promptly after filing;

               (h) file Form Ds and any other required documents with each applicable state or jurisdiction under applicable state securities or
          "blue sky" laws and regulations and to provide a copy thereof to counsel to the Placement Agent promptly after filing;

               (i) issue a press release describing the transactions
          contemplated by this Agreement on or before 9:00 a.m. New York City time on the business day following the execution of this Agreement, which shall be followed by a Form 6-K on the same date containing such press release and disclosing any material nonpublic information that may have been provided to the Purchasers, including with respect to financial and other information for the quarter ended June 30, 2007 and except as may be required to comply with the terms and conditions of this Agreement, the Company covenants and agrees that, neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information;

               (j) in order to enable the Purchasers to sell the Registrable
          Securities under Rule 144 to the Securities Act, for a period of two years from the Closing Date, use its commercially reasonable efforts to comply with the requirements of Rule 144, including without limitation, use its commercially reasonable efforts to comply with the requirements of Rule 144(c) with respect to public information about the Company and timely file all reports required to be filed by the
          Company under the Exchange Act;

               (k) if, at any time during the Effectiveness Period, there is not an effective Registration Statement covering all of the Registrable
          Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form F-4/S-4 or Form S-8
          (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company's stock option or other employee benefit plans, deliver to each holder of unregistered
          Registrable Securities a written notice of such determination and, if within 15 days after the date of the delivery of such notice, any such holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered; PROVIDED, HOWEVER, that the
          Company shall not be required to register any Registrable Securities pursuant to this Section 7.1(k) that are eligible for resale pursuant to Rule 144(k) promulgated by the Commission pursuant to the
          Securities Act or that are the subject of a then effective registration statement;

                                       21

               (m) if requested by the Placement Agent in writing, use its reasonable best efforts to file each Registration Statement with the
          National Association of Securities Dealers, Inc. (the "NASD") pursuant to Rule 2710 of the NASD's Conduct Rules and receive from the NASD a conditional no objections letter;

               (n) permit the Purchaser to review and comment upon (i) a
          Registration Statement at least five (5) Business Days prior to its filing with the Commission and (ii) all amendments and supplements to all Registration Statements (except for Annual Reports on Form 20-F and Current Reports on Form 6-K and any similar or successor reports)
          within five (5) Business Days prior to their filing with the
          Commission; it being understood that the Effective Deadline or the
          Additional Effective Deadline, as the case may be, shall be extended
          (if applicable) until five (5) Business Days after delivery of the
          Registration Statement or amendments and supplements, as the case may be, to the Purchaser;

               (o) submit to the Commission, within three (3) Business Days after the Company learns that no review of a particular Registration
          Statement will be made by the staff of the Commission or that the staff of the Commission has no further comments on a particular
          Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request;
          and

               (p) on the business day date following the effective date of a
          Registration Statement, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Registration Statement.

               The Company understands that the Purchaser disclaims being an underwriter, but the Purchaser being deemed an underwriter shall not relieve the Company of any obligations it has hereunder. A draft of the proposed form of the questionnaire related to the Registration
          Statement to be completed by the Purchaser on the date hereof is attached hereto as APPENDIX I. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section
          7 with respect to the Registrable Securities of the Purchaser that such Purchaser shall furnish to the Company the said questionnaire.

          7.2 TRANSFER OF REGISTRABLE SECURITIES AFTER REGISTRATION. The
     Purchaser agrees that it will not effect any disposition of the Registrable
     Securities or its right to purchase the Registrable Securities that would constitute a sale within the meaning of the Securities Act or pursuant to any applicable state securities or "blue sky" laws, except as contemplated in the Registration Statement referred to in Section 7.1 or as otherwise permitted by law, and that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Purchaser or its plan of distribution.

          7.3 INDEMNIFICATION. For the purpose of this Section 7.3: (i) the term
     "PURCHASER/AFFILIATE" shall mean any affiliate of the Purchaser, including a transferee who is an affiliate of the Purchaser, and any person who controls the Purchaser or any affiliate of the Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act; and
     (ii) the term "REGISTRATION STATEMENT" shall include any preliminary prospectus, final prospectus, free writing prospectus, exhibit, supplement or amendment included in or relating to, and any document incorporated by reference in, the Registration Statement referred to in Section 7.1.

                                       22

               (a) The Company agrees to indemnify and hold harmless the
          Purchaser and each Purchaser/Affiliate, against any losses, claims, damages, liabilities or expenses, joint or several, to which the
          Purchaser or Purchaser/Affiliates may become subject, under the
          Securities Act, the Exchange Act or any other Israeli, federal or state statutory law or regulation, or at common law or otherwise
          (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the Prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the
          Registration Statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of
          Rule 430A, or pursuant to Rules 430B, 430C or 434, of the Rules and
          Regulations, or the Prospectus, in the form first filed with the
          Commission pursuant to Rule 424(b) of the Regulations, or filed as part of the Registration Statement at the time of effectiveness if no
          Rule 424(b) filing is required or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in the Registration Statement or any amendment or supplement thereto not misleading or in the Prospectus or any amendment or supplement thereto not misleading in light of the circumstances under which they were made, or arise out of or are based in whole or in part on any inaccuracy in the representations or warranties of the Company contained in this Agreement, or any failure of the Company to perform its obligations hereunder or under law, and will promptly reimburse each Purchaser and each Purchaser/Affiliate for any legal and other expenses as such expenses are reasonably incurred by such Purchaser or such Purchaser/Affiliate in connection with investigating, defending or preparing to defend, settling, compromising or paying any such loss, claim, damage, liability, expense or action; PROVIDED, HOWEVER, that the Company will not be liable for amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the
          Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser expressly for use therein, (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Sections 5.10 or 7.2 hereof respecting the sale of the
          Shares and the Warrant Shares, (iii) the inaccuracy of any representation or warranty made by such Purchaser herein or (iv) any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

                                       23

               (b) Each Purchaser will severally, but not jointly, indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the
          Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages, liabilities or expenses to which the Company, each of its directors, each of its officers who signed the Registration
          Statement or controlling person may become subject, under the
          Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, but only if such settlement is effected with the written consent of such Purchaser) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon
          (i) any failure to comply with the covenants and agreements contained in Sections 5.9 or 7.2 hereof respecting the sale of the Shares and the Warrant Shares, (ii) the inaccuracy of any representation or warranty made by such Purchaser herein or (iii) any untrue or alleged untrue statement of any material fact contained in the Registration
          Statement, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the Registration Statement or any amendment or supplement thereto not misleading or in the Prospectus or any amendment or supplement thereto not misleading in the light of the circumstances under which they were made, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration
          Statement, the Prospectus or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser expressly for use therein; and will reimburse the Company, each of its directors, each of its officers who signed the Registration Statement or controlling person for any legal and other expense reasonably incurred by the
          Company, each of its directors, each of its officers who signed the
          Registration Statement or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; PROVIDED, HOWEVER, that each Purchaser's aggregate liability under this Section 7 shall not exceed the net proceeds to the Purchaser on the sale of the Shares and Warrant Shares pursuant to the Registration Statement.

               (c) Promptly after receipt by an indemnified party under this
          Section 7.3 of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 7.3, promptly notify the indemnifying party in writing thereof, but the omission to notify the indemnifying party will not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 7.3 to the extent it is not prejudiced as a result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; PROVIDED, HOWEVER, if the defendants in any such action include both the indemnified party, and the indemnifying party and the indemnified party, shall have reasonably concluded, based on an opinion of counsel reasonably satisfactory to the indemnifying party, that there may be a conflict of interest between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 7.3 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, reasonably satisfactory to such indemnifying party, representing all of the indemnified parties who are parties to such action) or (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party.
          In no event shall any indemnifying party be liable in respect of any amounts paid in settlement of any action unless the indemnifying party shall have approved in writing the terms of such settlement; PROVIDED, that such consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnification could have been sought hereunder by such indemnified party from all liability on claims that are the subject matter of such proceeding.

                                       24

               (d) If the indemnification provided for in this Section 7.3 is required by its terms but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party under paragraphs (a), (b) or (c) of this Section 7.3 in respect to any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to herein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Purchaser from the private placement of the Securities hereunder or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but the relative fault of the Company and the Purchaser in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement and/or the Registration Statement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and each Purchaser on the other shall be deemed to be in the same proportion as the amount paid by such
          Purchaser to the Company pursuant to this Agreement for the Shares purchased by such Purchaser that were sold pursuant to the
          Registration Statement bears to the difference (the "DIFFERENCE")
          between the amount such Purchaser paid for the Shares that were sold pursuant to the Registration Statement and the amount received by such
          Purchaser from such sale. The relative fault of the Company on the one hand and each Purchaser on the other shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate representation and/or warranty relates to information supplied by the Company or by such
          Purchaser and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in paragraph (c) of this Section 7.3, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in paragraph
          (c) of this Section 7.3 with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this paragraph (d); PROVIDED,
          HOWEVER, that no additional notice shall be required with respect to any threat or action for which notice has been given under paragraph
          (c) for purposes of indemnification. The Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 7.3 were determined solely by pro rata allocation
          (even if the Purchaser were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph.
          Notwithstanding the provisions of this Section 7.3, no Purchaser shall be required to contribute any amount in excess of the amount by which the Difference exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The
          Purchasers' obligations to contribute pursuant to this Section 7.3 are several and not joint.

                                       25

          7.4 TERMINATION OF CONDITIONS AND OBLIGATIONS. The restrictions imposed by Section 5.9 or Section 7.2 upon the transferability of the
     Registrable Securities shall cease and terminate as to any particular number of the Shares or Warrant Shares upon the earlier of (i) the passage of two years from the effective date of the Registration Statement covering such Registrable Securities and (ii) at such time as an opinion of counsel satisfactory in form and substance to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

          7.5 INFORMATION AVAILABLE. During the Effectiveness Period, the
     Company, at the reasonable written request of the Purchaser, shall make available for inspection by each Purchaser and any attorney, accountant or other agent or representative retained by the Purchaser, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, employees and independent accountants to reasonably cooperate with the Purchaser or any such attorney, accountant, agent or representative in connection with the Registration Statement;
     provided such information is relevant for disclosure in the Registration
     Statement covering the Registrable Securities and subject to appropriate confidentiality limitations.

          7.6 DELAY IN FILING OR EFFECTIVENESS OF REGISTRATION STATEMENT. If the
     Initial Registration Statement is not filed by the Company with the
     Commission on or prior to the Filing Deadline, then for each day following the Filing Deadline, until but excluding the date the Registration
     Statement is filed, or if the Registration Statement is not declared effective by the Commission by the Effective Deadline, then for each day following the Effective Deadline, until but excluding the date the
     Commission declares the applicable Registration Statement effective, the
     Company shall, for each such day, pay the Purchaser with respect to any such failure, as liquidated damages and not as a penalty, an amount per
     30-day period equal to 1.0% of the purchase price paid by such Purchaser for its Securities pursuant to this Agreement (pro rata on a 30 day basis)
     (the "LIQUIDATED DAMAGES"); and for any such 30-day period, such payment shall be made no later than seven Business Days following such 30-day period. If the Purchaser shall be prohibited from selling Registrable
     Securities under a Registration Statement as a result of a Suspension of more than 15 consecutive days, Suspensions of more than an aggregate of 30 days in any 365-day period or less than 5 Trading Days elapse between any
     Suspension period, then for each day on which a Suspension is in effect that exceeds the maximum allowed period for a Suspension or Suspensions, but not including any day on which a Suspension is lifted, the Company shall pay the Purchaser, as liquidated damages and not as a penalty, an amount per 30-day period equal to 1.0% of the purchase price paid by such
     Purchaser for its Securities pursuant to this Agreement for each such day
     (pro rata on a 30 day basis), and such payment shall be made no later than the first Business Day of the calendar month next succeeding the month in which such day occurs. For purposes of this Section 7.6, a Suspension shall be deemed lifted on the date that notice that the Suspension has been lifted is delivered to the Purchaser pursuant to Section 5.9.
     Notwithstanding the foregoing provisions, in no event shall the Company be obligated (i) to pay any Liquidated Damages pursuant to this Section 7.6 to more than one Purchaser in respect of the same Securities for the same period of time and (ii) to pay to Purchaser Liquidated Damages pursuant to this Section 7.6 of more than 10% of the Aggregate Purchase Price. In the event the Company fails to make such Liquidated Damages payments in a timely manner, such Liquidated Damages shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full.

                                       26

          7.7 RESTRICTION ON ADDITIONAL REGISTRATION. In no event shall the
     Company include any securities other than Registrable Securities on any
     Registration Statement (as defined hereinabove) without the prior written consent of Purchasers holding at least a majority of the Registrable
     Securities.

          7.8 ADDITIONAL REGISTRATION STATEMENTS. Until the date that is thirty
     (30) calendar days after the effective date of the Initial Registration
     Statement, the Company shall not file a registration statement under the
     Securities Act relating to securities that are not the Securities, other than registration statements on Form S-8 or Form S-4/F-4.

          7.9 LISTING. The Company shall promptly secure the listing of all of the Registrable Securities upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Warrant. During the Reporting Period (as defined below), the
     Company shall maintain the Ordinary Shares' authorization for quotation on the NASDAQ Global Market (the "PRINCIPAL MARKET") and neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market.

          7.10 REPORTING STATUS. Until the date on which the Purchaser shall have sold all the Shares and Warrant Shares (the "REPORTING PERIOD"), the
     Company shall timely file all reports required to be filed with the
     Commission pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the
     Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

          7.11 CORPORATE EXISTENCE. So long as any Purchaser beneficially owns any Securities, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company's assets and shall not be party to any Fundamental Transaction (as defined in the Warrants)
     unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants.

                                       27

          7.12 RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 120% of the maximum number of Ordinary Shares issuable upon exercise of the Warrants (without taking into account any limitations on the exercise of the Warrants set forth in the Warrants).

          7.13 DILUTIVE ISSUANCES. For so long as any Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any
     Dilutive Issuances (as defined in the Warrants) if the effect of such
     Dilutive Issuance is to cause, or but for the Securities Limitations (as defined below) would cause, the Company to be required to issue upon exercise of any Warrant any shares of Common Stock in excess of that number of shares of Common Stock which the Company may issue upon exercise of the
     Warrants without breaching the Company's obligations under the rules or regulations of The NASDAQ Global Market without giving effect to the limitations on exercise contained in Section 1(g) of the Warrants (the
     "SECURITIES LIMITATIONS").

     SECTION 8. LEGENDS.

          8.1 Upon the earlier of (i) one Business Day following the effectiveness date of the Registration Statement or (ii) Rule 144(k)
     becoming available for the resale of any Registrable Securities, the
     Company shall (A) deliver to the transfer agent for the Ordinary Shares
     (the "TRANSFER AGENT") irrevocable instructions that the Transfer Agent shall reissue a certificate representing Ordinary Shares without legends upon receipt by such Transfer Agent of the legended certificates for such
     Ordinary Shares, together with either (1) a customary representation by the
     Purchaser that Rule 144(k) applies to the Ordinary Shares represented thereby or (2) a statement by the Purchaser that such Purchaser has sold or will sell the Ordinary Shares represented thereby in accordance with the
     Plan of Distribution contained in the Registration Statement and, if applicable, in accordance with any prospectus delivery requirements, and
     (B) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act. Nothing in this
     Section shall prevent the Company from suspending the effectiveness of the instructions to the Transfer Agent if sales under the Registration
     Statement are not permissible for any reason. From and after the earlier of such dates, upon the Purchaser's written request, the Company shall promptly cause certificates evidencing the Purchaser's Securities to be replaced with certificates which do not bear such restrictive legends, and
     Warrant Shares subsequently issued upon due exercise of the Warrants shall not bear such restrictive legends provided the provisions of either clause
     (i) or clause (ii) above, as applicable, are satisfied with respect to such
     Warrant Shares.

                                       28

          8.2 If the Company shall fail for any reason or for no reason to issue to the Purchaser unlegended certificates or issue such Shares or Warrant
     Shares to such Purchaser by electronic delivery at the applicable balance account at The Depository Trust Company ("DTC") within three (3) Trading
     Days (as defined below) after the receipt from the Purchaser of documents necessary for the removal of the legend set forth above (such date, the
     "REMOVAL DATE"), then in addition to all other remedies available to the
     Purchaser, if on or after the Trading Day immediately following such three
     Trading Day period, the Purchaser purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the
     Purchaser of such Ordinary Shares or Warrant Shares that the Purchaser anticipated receiving without legend from the Company (a "BUY-IN"), then the Company shall, within three (3) Business Days after the Purchaser's request and in the Purchaser's discretion, either (i) pay cash to the
     Purchaser in an amount equal to the Purchaser's total purchase price
     (including customary brokerage commissions, if any) for the Ordinary Shares so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such unlegended Ordinary Shares or Warrant Shares shall terminate, or (ii) promptly honor its obligation to deliver to the
     Purchaser such unlegended Ordinary Shares or Warrant Shares as provided above and pay cash to the Purchaser in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary
     Shares, times (B) the Closing Sale Price on the Removal Date. For purposes hereof, "CLOSING SALE PRICE" means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC
     (formerly the National Quotation Bureau, Inc.). If the Closing Sale Price
     cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the holder of Securities. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

     SECTION 9. BROKER'S FEE. The Purchaser acknowledges that the Company intends to pay to the Placement Agent a fee in respect of the sale of the
Securities to the Purchaser. The Purchaser and the Company agree that the
Purchaser shall not be responsible for such fee and that the Company will indemnify and hold harmless the Purchaser and each Purchaser/Affiliate against any losses, claims, damages, liabilities or expenses, joint or several, to which such Purchaser or Purchaser/Affiliate may become subject with respect to such fee. Each of the parties hereto represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Securities to the Purchaser.

     SECTION 10. INDEPENDENT NATURE OF PURCHASERS' OBLIGATIONS AND RIGHTS. The
obligations of the Purchaser under this Agreement are several and not joint with the obligations of any Other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any Other Purchaser under the
Agreements. The decision of each Purchaser to purchase the Securities pursuant to the Agreements has been made by such Purchaser independently of any other
Purchaser. Nothing contained in the Agreements, and no action taken by any
Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the
Agreements. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Securities or enforcing its rights under this
Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this
Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

                                       29

     SECTION 11. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given on the earliest of (a) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth below prior to 5:00 p.m. (Israel time)
on a Trading Day, (b) two Trading Days after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:00 p.m. (Israel time) on any
Trading Day, (c) the second Trading Day following the date of mailing (fifth
Trading Day if sent internationally), if sent by a nationally recognized overnight courier service in the United States or (d) upon actual receipt by the party to whom such notice is required to be given, and shall be delivered as addressed as follows:

          if to the Company, to:

               Metalink Ltd.
               Yakum Business Park
               Yakum 60972, Israel
               Attention:  Yuval Ruhama and Yaron Malka
               Facsimile:  +972-9-960-5737; +972-9-960-5522
               With a copy by E-mail:  yuvalr@mtlk.com; yaronm@mtlk.com

               with a copy (which shall not constitute a notice) to:

               Goldfarb, Levy, Eran, Meiri & Co.
               2 Weizmann Street
               Tel Aviv, Israel
               Attention: Ashok Chandrasekhar, Adv. and Ido Zemach, Adv.
               Facsimile: +972-3-608-9910
               E-mail: ashok.chandrasekhar@goldfarb.com; ido.zemach@goldfarb.com

               Carter Ledyard & Milburn LLP
               2 Wall Street
               New York, NY  10005
               Attention: Steven J. Glusband, Esq.
               Facsimile: 212-732-3232
               E-mail: glusband@clm.com

or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

     if to the Purchaser, at its address as set forth at the end of this
Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

                                       30

     SECTION 12. CHANGES. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser.
Any amendment or waiver effected in accordance with this Section 12 shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, each future holder of all such securities, and the Company.

     SECTION 13. HEADINGS. The headings of the various sections of this
Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

     SECTION 14. SEVERABILITY. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     SECTION 15. GOVERNING LAW; VENUE. This Agreement is to be construed in accordance with and governed by the federal law of the United States of America and the internal laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the parties. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of the United States District Court for the Southern
District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this
Agreement and the transactions contemplated hereby. Each of the Company and the
Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

     SECTION 16. AGENT FOR SERVICE OF PROCESS. The Company designates and appoints Metalink Inc., which currently maintains an office at Peachtree Pointe
Office Park 3260 Pointe Parkway, Suite 400 Norcross, GA 30092, as its authorized agent in the State of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 11 shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. Such designation and appointment shall be irrevocable, unless and until a successor authorized agent shall have been appointed by the Company, such successor shall have accepted such appointment and written notice thereof shall have been given to the Purchaser. The Company further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of three years from the date of this Agreement.

     SECTION 17. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

                                       31

     SECTION 18. ENTIRE AGREEMENT. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

     SECTION 19. FEES AND EXPENSES. Except as set forth herein, each of the
Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

     SECTION 20. PARTIES. This Agreement is made solely for the benefit of and is binding upon the Purchaser and the Company and to the extent provided in
Section 7.3, any person controlling the Company or the Purchaser, the officers and directors of the Company, and their respective executors, administrators, successors and assigns and subject to the provisions of Section 7.3, no other person shall acquire or have any right under or by virtue of this Agreement. The term "successor and assigns" shall not include any subsequent purchaser, as such purchaser, of the Securities sold to the Purchaser pursuant to this Agreement.

     SECTION 21. FURTHER ASSURANCES. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

     SECTION 22. CONSTRUCTION. (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa;
the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

          (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

          (c) As used in this Agreement, the words "include" and "including,"
     and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

          (d) Except as otherwise indicated, all references in this Agreement to
     "Sections", "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

          (e) The term "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

                                       32

          (f) The term "TRADING DAY" means any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the
     principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded; PROVIDED, that "Trading Day" shall not include any day on which the Ordinary Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares is suspended from trading during the final hour of trading on such exchange or market
     (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at
     4:00:00 p.m., New York Time).

                            [signature page follows]

                                       33

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

                                METALINK LTD.

                                By:   __________________________________________
                                      Name:
                                      Title:

                  Print or Type:

                                ________________________________________________
                                Name of Purchaser
                                (Individual or Institution)

                                ________________________________________________
                                Jurisdiction of Purchaser's Executive Offices

                                ________________________________________________
                                Name of Individual representing
                                Purchaser (if an Institution)

                                ________________________________________________
                                Title of Individual representing
                                Purchaser (if an Institution)

                  Signature by:

                                Individual Purchaser or Individual
                                representing Purchaser:

                                _________________________________

                                Address:      ___________________________

                                Telephone:    ___________________________

                                Facsimile:    ___________________________
                                E-mail:       ___________________________

                                 Signature Page

                                       34

                                    EXHIBIT A

                                [FORM OF WARRANT]

                                       35

                                   EXHIBIT B1

                      [FORM OF U.S. COUNSEL LEGAL OPINION]

                                       36

                                   EXHIBIT B2

                     [FORM OF ISRAELI COUNSEL LEGAL OPINION]

                                       37

                                    EXHIBIT C

                             Company's Subsidiaries

                                              STATE OR OTHER JURISDICTION OF
    NAME OF SUBSIDIARY                          INCORPORATION/ORGANIZATION
    ------------------                        ------------------------------

Metalink Inc.                                           United States
Metalink Asia Pacific Ltd.                              Korea
Metalink International Ltd.                             Republic of Seychelles
Metalink Japan K.K.                                     Japan

                                       38